Form 144

1 (a) Name of issuer:
South State Corporation

1 (b) IRS Ident. No.
57-0799315

1 (c) SEC File No.
001-12669

1(d) Address of issuer
1101 First Street South, Suite 202, FL 33880

1 (e)Telephone No.
863-293-4710

2(a) Name of person for whose account the securities are to be sold Robert R. Hill, Jr.

2(b) Relationship to Issuer
Executive Chairman

2(c) Address Street
1101 First Street South, Suite 202, FL 33880

3(a) Title of Class of securities to be sold
Common Stock
Common Stock

3(b) Name and address of each broker through whom the sec are to be offered/each market maker who is acquiring the securities Computershare
250 Royall Street
Canton, MA 02021

South State Advisory, Inc.
520 Gervais St.
Columbia, SC 29201


3(c) Number of share or other units to be sold
10,000
10,000

3(d)Aggregate Market Value
$731,900
$731,900

3(e) Number of shares or other units outstanding
70,955,346
70,955,346

3(f) Approximate Date of Sale
11/24/2020
11/24/2020

3(g) Name of each securities exchange
NASDAQ
NASDAQ

Table I  Securities to be Sold

Title of the Class:
Common Stock
Common Stock

Date you acquired:
Various dates
Various dates

Nature of Acquisition Transaction
Vested Equity Awards
Private Purchases of Units

Name of Person from Whom Acquired:
South State Corporation
South State Corporation

Amount of Securities Acquired:
10,000
10,000

Date of Payment:
Various dates
Various dates

Nature of Payment:
Equity Compensation
Cash Wire

Table II  Securities sold during past 3 months:
N/A